# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maywood Acquisition Corp., CIK 0002028355
CUSIP: G6001J107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: GENESIS BUILDING, 5TH FLOOR, GENESIS CLOSE PO BOX 446, CAYMAN ISLANDS, Cayman Islands (E9), KY1-1106
Date of event which requires filing of this statement: 09/09/2025
Filed by CIK 0002051608
Persons authorized to receive notices and communications: Zikang Wu, 418 Broadway, #6441, Albany, New York (NY), 12207, 718-974-6945

## Reporting persons
- Maywood Sponsor LLC (CIK 0002051608): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,153,750; shared voting power 0; sole dispositive power 2,153,750; shared dispositive power 0; aggregate amount beneficially owned 2,153,750 (15.5% of the class)
  Comment: Based on 13,938,125 of the Issuer's Class A ordinary shares outstanding as of the date of this Schedule 13D/A. Excludes 25,000 Class A ordinary shares issuable upon conversion of 125,000 rights held by the reporting person, with each right representing the right to receive one-fifth of one Class A ordinary share upon the consummation of the Issuer's initial business combination, which are not deemed convertible within 60 days.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Maywood Acquisition Corp.
Address of issuer's principal executive offices: GENESIS BUILDING, 5TH FLOOR, GENESIS CLOSE PO BOX 446, CAYMAN ISLANDS, Cayman Islands (E9), KY1-1106

## Item 2. Identity and Background
Name of person filing: Maywood Sponsor LLC.
Residence or business address: c/o Maywood Acquisition Corp, 418 Broadway, #6441, Albany, NY 12207.
Present principal occupation or employment: Maywood Sponsor LLC is a private investor.
Criminal convictions in the last five years: Sponsor has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, Sponsor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Sponsor is a Delaware limited liability company.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented by adding the following to the end of such Item:

Pursuant to the Securities Transfer Agreement, on September 8, 2025, Sponsor sold to Inflection Point Fund I LP, 990,000 shares of the Sponsor's Class B ordinary shares, par value $0.0001 per share of Maywood Acquisition Corp., each of which is convertible into one Class A ordinary share, par value $0.0001 per share, on a one-for-one basis, for an aggregate purchase price of $1,300,000.

Effective as of September 9, 2025, the Sponsor converted the remaining 2,028,750 Class B ordinary shares (the "Retained Shares") into Class A Ordinary Shares on a one-for-one basis.

Additionally, pursuant to the Securities Transfer Agreement, the Sponsor shall cause of Maywood Acquisition Corp's current officers and board directors to resign effective as of the closing date and new officers and board directors shall be appointed by Inflection Point Fund I LP.

As of the date of this Schedule 13D/A, except as set forth in this Schedule 13D/A above, Sponsor does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, the Sponsor beneficially held 2,153,750 ordinary shares, or 15.5% of the Issuer's outstanding ordinary shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby supplemented by adding the following to the end of such Item:

Sponsor is party to a Securities Transfer Agreement, dated September 8, 2025, by and among the Sponsor and Inflection Point Fund I LP (the "Transfer Agreement').

Pursuant to the Transfer Agreement, Sponsor agreed, among other things, to sell to Inflection Point Fund I LP 990,000 of the Sponsor's Class B ordinary shares of Maywood Acquisition Corp. for an aggregate purchase price of $1,300,000. Additionally, the Parties acknowledge that, after the sale and purchase, Sponsor will retain 2,028,750 Class A Shares (the "Retained Founder Shares") and 125,000 Private Placement Units (the "Retained Private Units" and together with the Retained Founder Shares, the "Retained Securities"). Sponsor shall vote the Retained Founder Shares and all Class A Shares underlying the Retained Private Units in favor of the Business Combination and the other proposals submitted by Maywood Acquisition Corp. to its shareholders in connection therewith, and in favor of any amendment to the Articles to extend the time in which Maywood Acquisition Corp. has to complete the business combination. In connection with Maywood Acquisition Corp. initial business combination, Sponsor shall enter into any voting support agreement, lock-up agreement, or other similar agreement that Inflection Point Fund 1 LP enters into; provided, however, that the Sponsor shall not be required to enter into any such agreement that subjects the Retained Securities to any vesting or other earnout condition whereby such securities may be forfeited by the Sponsor. If Sponsor fails to comply with the foregoing agreements, Sponsor hereby irrevocably appoints Inflection Point Fund 1 LP as its attorney in fact to execute and deliver any and all agreements and instruments reasonably necessary to effectuate such voting support or lock-up agreements.

Immediately prior to the closing of the transactions contemplated by the Transfer Agreement, the Company's existing officers, other than Zikang Wu solely in his capacity of Chief Financial Officer, were replaced with certain persons designated by Inflection Point Fund I LP and all of the Company's existing directors, other than Zikang Wu, were replaced with certain persons designated by Inflection Point Fund I LP (such persons, the "New Directors"), effective on the earlier of (x) the election by the holders of the Company's Class B ordinary shares of such New Directors and (y) the expiration of all applicable waiting periods under Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

## Signatures
- Maywood Sponsor LLC: /s/ Zikang Wu, Zikang Wu, Authorized Signatory (09/12/2025)